# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PRF Technologies Ltd., CIK 0001801834
CUSIP: M77798201
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: 65 Yigal Alon Street, Tel Aviv, Israel (L3), 6744316
Date of event which requires filing of this statement: 09/24/2026
Filed by CIK 0001890802
Persons authorized to receive notices and communications: Hadar Shamir, S.H.N. Financial Investments Ltd., 3 Arik Einstein Street, Herzliya, Israel (L3), 4610301, 000-000-0000

## Reporting persons
- S.H.N. Financial Investments Ltd. (CIK 0001890802): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (5.716% of the class)
  Comment: (1) Hadar Shamir and Nir Shamir each own 50% of S.H.N. Financial Investments Ltd. ("S.H.N."), have shared voting and dispositive power over the securities held by S.H.N., and are the control persons of S.H.N.
  
  (2) Based on a total of 3,499,144 ordinary shares outstanding as of September 2, 2026 (based on Post-Effective Amendment No. 1 to Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 3, 2026).

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value
Name of issuer: PRF Technologies Ltd.
Address of issuer's principal executive offices: 65 Yigal Alon Street, Tel Aviv, Israel (L3), 6744316

## Item 2. Identity and Background
Name of person filing: S.H.N. Financial Investments Ltd. ("S.H.N.") is an Israeli company incorporated in 2009. The address of its principal office and principal place of business is 3 Arik Einstein Street, Herzliya, Israel 4610301. Hadar Shamir and Nir Shamir each own 50% of S.H.N., have shared voting and dispositive power over the securities held by S.H.N., and are the control persons of S.H.N. Nir Shamir serves as the Chief Executive Officer of S.H.N. The principal business address of each of Hadar Shamir and Nir Shamir is 3 Arik Einstein Street, Herzliya 4610301, Israel.
Residence or business address: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated by reference into this Item 2(b).
Present principal occupation or employment: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated by reference into this Item 2(c).
Criminal convictions in the last five years: During the last five years, none of S.H.N., Hadar Shamir nor Nir Shamir (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(d) of this Schedule 13D is hereby incorporated by reference into this Item 2(e).
Citizenship: Israel

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Ordinary Shares reported herein were acquired with the working capital of the Reporting Person (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

## Item 4. Purpose of Transaction
Purpose of transaction: On September 24, 2026, S.H.N. delivered a letter to the Issuer demanding that the Issuer convene a special general meeting of shareholders. In such letter, the S.H.N. requested that the agenda of the special general meeting include proposals to (i) remove the current members of the Issuer's board of directors other than Dr. Ellen S. Baron and Augustine Lawlor and (ii) elect S.H.N.'s nominees to the Issuer's board of directors. A copy of the letter is attached hereto as Exhibit 1. S.H.N. believes that changes to the composition of the Issuer's board of directors are necessary in order to enhance shareholder value and improve oversight of the Issuer's business and operations. S.H.N. intends to engage in discussions with the Issuer's board of directors, management, shareholders and other interested parties regarding the foregoing matters and may take such actions as they determine appropriate in connection therewith, including seeking shareholder support for the proposals described above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information included herein is based on a total of 3,499,144 Ordinary Shares of the Issuer outstanding as of September 2, 2026 (as reported in the Issuer's post-effective amendment no. 1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 3, 2026). S.H.N. has the sole dispositive and sole voting power over 200,000 Ordinary Shares, no par value, representing in the aggregate approximately 5.716% of the outstanding share capital of the Issuer. Hadar Shamir and Nir Shamir do not directly own any Ordinary Shares. Hadar Shamir and Nir Shamir, by virtue of each owning 50% of S.H.N., sharing voting and dispositive power over the securities held by S.H.N. and serving as control persons of S.H.N., may each be deemed to beneficially own the 200,000 directly owned by S.H.N., representing approximately 5.716% of the outstanding Ordinary Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Schedule A annexed hereto lists all transactions in securities of the Issuer during the past 60 days. All of such transactions were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Demand to Convene Special General Meeting of the Shareholders of PRF Technologies Ltd., dated September 24, 2026.

## Signatures
- S.H.N. Financial Investments Ltd.: /s/ Hadar Shamir, Hadar Shamir (09/24/2026)